

Mail Stop 3030

December 1, 2008

VIA U.S. MAIL and FACSIMILE (480) 821-2616

Joanne Solomon
Chief Financial Officer
Amkor Technology, Inc.
1900 South Price Road
Chandler, AZ 85286

>   **RE: Amkor Technology, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed February 25, 2008**
>   **File No. 000-29472**

Dear Ms. Solomon:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 33

Critical Accounting Policies and Use of Estimates, page 43

Valuation of Long-lived Assets, page 44

1.   You disclose that you "review [y]our defined reporting units, calculate the fair
        value of each reporting unit using a discounted cash flow model and compare
        these fair values to the carrying value for each reporting unit. Since separate
        balance sheets are not maintained for the reporting units, [you] determine carrying
        value for each reporting unit by assigning all assets and liabilities based on
        specific identification where possible and use an allocation method for the
        remaining items." Please tell us how you considered paragraphs 30 - 35 of SFAS
        142 in determining your reporting units. Discuss why you consider each
        reporting unit to be "a business for which discrete financial information is
        available and segment management regularly reviews the operating results of that
        component." Further, discuss how you assign assets, liabilities and goodwill to
        the reporting units.

Item 8. Financial Statements and Supplementary Data, page 48

Note 1. Description of Business and Summary of Significant Accounting Policies, page
54

Goodwill and Acquired Intangibles, page 56

2.   We note that goodwill and total assets are $673.4 million and $3.2 billion,
        respectively, as of December 31, 2007. Given the significance of your goodwill
        balance, please tell us and revise future filings to disclose your accounting policy
        for goodwill in more detail. Provide specific disclosure about how you identify
        and measure goodwill impairment, including how you apply the requirements of
        SFAS 142 to determine how and when to test for impairment. Also disclose how
        you measure fair value, including a description of the nature and extent of
        estimates and uncertainties that are inherent to that process. With respect to your
        methods and related estimates and uncertainties, please also make more robust
        critical accounting estimates disclosure in MD&A.

Revenue Recognition and Risk of Loss, page 57

3.   Please tell us and disclose in future filings your accounting policies that result in recording deferred revenue.

4.   You disclose that "[a] sales allowance is recognized in the period of sale based upon historical experience. Additionally, provisions are made for doubtful accounts when there is doubt as to the collectibility of accounts receivable. Collectibility is assessed based on the age of the balance, the customer's historical payment history and current credit worthiness." Please tell us and in future filings disclose the nature of your sales allowances and where you record the allowances. Tell us why the allowances are based solely on historical experience. Further, please clarify whether or not you record reserves for collectability at the time of sale. If not, please tell us and disclose why.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your response that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3604 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Kate Tillan
Assistant Chief Accountant